Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
RICHARD E. LOWENTHAL	Common	3/15/2024	96,756	$ 884,475.00
C/O ARS Pharmaceuticals	Common	3/19/2024	1,918	$ 17,353.00
11682 El Camino Real,				
Suite 120	Common	3/21/2024	472	$ 4,248.00
San Diego, California 92130	Common	3/22/2024	2,343	$ 21,134.00
	Common	3/25/2024	95,267	$ 869,177.00
	Common	4/9/2024	100,000	$ 927,730.00
	Common	4/16/2024	100,000	$ 928,000.00
	Common	5/7/2024	100,000	$ 934,355.00
	Common	5/14/2024	5,757	$ 51,853.00
	Common	5/15/2024	5,147	$ 46,564.00
	Common	5/16/2024	89,096	$ 807,018.00